For immediate release

Bell acquisition of MTS receives final regulatory approvals from ISED and Competition Bureau, transaction set to close on March 17

MONTRÉAL, February 15, 2017 – BCE Inc. (Bell) (TSX, NYSE: BCE) and Manitoba Telecom Services Inc. (MTS) (TSX: MBT) today welcomed approval by Innovation, Science and Economic Development Canada (ISED) and the Competition Bureau of Bell’s $3.9 billion acquisition of MTS. Bell has now obtained all regulatory approvals required to complete the transaction and launch Bell MTS on March 17, 2017.

“Bell MTS will deliver the best broadband networks and unprecedented service innovation to Manitobans, growing competition, choice and value in communications throughout the province. In addition to our capital investments to roll out our Fibe and mobile LTE services in Manitoba, Bell MTS is also announcing today that we will maintain current MTS wireless price plans for at least 12 months after the closing of the acquisition,” said George Cope, President and CEO of BCE and Bell Canada.

Bell MTS plans to invest $1 billion over the next 5 years to enhance broadband networks and services in Manitoba, including the introduction of Gigabit Fibe Internet, offering access speeds up to 20 times faster than those currently available; Fibe TV, Canada’s best TV service as rated by consumers nationwide; and Bell’s award-winning LTE wireless network.

Regulatory approval details
Bell and MTS worked closely with federal regulators to achieve the necessary approvals. In a consent agreement entered into with the Competition Bureau and filed with the Competition Tribunal, Bell and MTS have agreed to transfer to Xplornet Communications Inc. a total of 40 MHz of 700 MHz, AWS-1 and 2500 MHz wireless spectrum currently held by MTS, which has also been approved by ISED; 24,700 wireless customers once Xplornet launches its mobile wireless service; and 5 retail outlets in Winnipeg and 1 in Brandon. Xplornet will receive transitional remedy network access from Bell MTS in urban areas of Manitoba for 3 years and other operational benefits as Xplornet builds out its own wireless network in Manitoba. Financial terms of these transactions will not be disclosed.

In an agreement announced May 2, 2016 and now approved by the Competition Bureau, Bell will divest to TELUS Corp. (TSX: T, NYSE: TU) approximately one-quarter of MTS postpaid subscribers, for total proceeds of approximately $300 million, subject to final adjustments, and 13 MTS retail locations following the completion of the Bell MTS transaction.

Increased synergies, Bell MTS operational benefits
Bell also announced today that it expects to capture increased annualized cost synergies of approximately $100 million from the integration of MTS, double the previous $50 million estimate announced on May 2, 2016. The additional savings result from reduced wireless roaming and network sharing, network backhaul and wholesale costs; increased wholesale revenue; Bell’s volume-based purchasing advantages; and other operational efficiencies.

“With increased scale in broadband wireless, TV and Internet, and the increased operational synergies we will realize, the integration of MTS with Bell supports our consolidated adjusted EBITDA growth and industry-leading wireline margin performance. Immediately accretive to free cash flow, this transaction enhances Bell’s successful broadband investment and innovation strategy while supporting our focus on delivering sustainable dividend growth to our shareholders going forward,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “We look forward to updating our 2017 BCE financial guidance targets to reflect the benefits of the MTS acquisition when we report our Q1 2017 results on April 26.”

Bell adds approximately 710,000 wireless, Internet and IPTV customers in Manitoba, a 5% increase in Bell’s total broadband service subscribers.

Bell MTS becomes the #1 wireless provider in Manitoba with more than 470,000 total pro forma subscribers; both Bell Mobility and Virgin Mobile customers get full access to the extensive MTS network in Manitoba.

Bell MTS will operate a total of 69 retail locations offering wireless and wireline services across the province; MTS products will be available for the first time in Bell, The Source, Tbooth wireless and WirelessWave locations.

Additional population coverage of approximately 1.28 million people and 540,000 households in Manitoba, increasing Bell’s national wireline service footprint to more than 25 million Canadians, or 11.2 million of the country’s 15.4 million total households.

Bell Media’s fast-growing CraveTV video streaming service will be available to MTS TV customers as well as Internet subscribers.

Bell Business Markets (BBM) adds the state-of-the-art MTS data centre in Winnipeg to its roster of 27 centres, the largest data hosting network in Canada.

Approximately half of BBM’s top 100 customers operate in Manitoba, enabling Bell to more efficiently provide them enterprise business communications and connectivity services.

Bell and MTS have already announced a wide range of major infrastructure investments for Manitoba, including Gigabit Fibe and LTE-A mobile service for the “Innovation Alley” hub in downtown Winnipeg, the deployment of advanced broadband services to the town of Churchill, continuous broadband wireless coverage along Highway 75 in southern Manitoba, and the expansion of mobile and wireline broadband networks in northern Manitoba, including along Highway 6 to Thompson, in Flin Flon and in 5 small indigenous communities.

Prior to the final regulatory approvals announced today, the transaction was overwhelmingly supported by MTS shareholders on June 23, 2016 and approved by the Manitoba Court of Queen’s Bench on June 29. On December 20, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the transfer to Bell of the broadcasting distribution undertaking licence held by MTS. As part of the transaction closing arrangements, the amount of the reverse break fee payable by Bell to MTS in certain circumstances has also been increased from $120 million to $200 million.

Caution concerning forward-looking statements
Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (“BCE”) of all of the issued and outstanding common shares of Manitoba Telecom Services Inc. (“MTS”) (the “MTS Transaction”), the proposed divestiture to TELUS Corporation (“TELUS”) of a certain portion of MTS’ postpaid wireless subscribers and retail outlets (the “TELUS Transaction”), and the proposed divestiture to Xplornet of certain wireless spectrum, wireless subscribers and retail outlets and the receipt by Xplornet of certain operational benefits (the Xplornet Transaction and, together with the MTS Transaction and the TELUS Transaction, the “Proposed Transactions”), the expected closing date of, and the annualized cost synergies and other benefits expected to result from, the MTS Transaction, our network deployment and capital investment plans in Manitoba, the maintenance of current MTS wireless price plans for at least 12 months after closing the MTS Transaction, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the Proposed Transactions and their expected impact, including our network deployment and capital investment plans in Manitoba. Readers are cautioned that such information may not be appropriate for other purposes.
The completion and timing of the Proposed Transactions are subject to certain closing conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the Proposed Transactions will occur, or that they will occur on the terms and conditions, or at the time, contemplated by the parties. The Proposed Transactions could be modified, restructured or terminated. There can also be no assurance that the synergies and other benefits expected to result from the Proposed Transactions, as well as our network deployment and capital investment plans in Manitoba, will be realized. The nature and value of capital investments planned to be made in Manitoba over 5 years assume completion of the MTS Transaction as well as our ability to access or generate the necessary sources of capital. However, there can be no assurance that the MTS Transaction will be completed or that the required sources of capital will be available with the result that the actual capital investments made by us in Manitoba during such period could materially differ from current expectations.

About Bell
Canada’s largest communications company, Bell provides consumer, business and government customers with a comprehensive and innovative suite of broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, a national day of conversation about mental health, and significant Bell funding of community care and access, research and workplace initiatives. Bell Let’s Talk Day 2017 set new records with 131,705,010 total messages of support driving $6,585,250.50 more in Bell funding for Canadian mental health at no extra cost to participants. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jacqueline Michelis
(613) 785-1427
jacqueline.michelis@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca